BEATE GABRIEL FINANCE ■ BEATE.GABRIEL@PUMA.COM
PUMA AG ■ WÜRZBURGER STR. 13 ■ D-91074 HERZOGENAURACH ■ TEL +49 9132 81 2375 ■ FAX +49 9132 81 2526

Office of Int. Corporate Finance
Securities and Exchange Commission
Room 3628
100F Street North East
Washington, DC 20549
U.S.A.

05012451

RECEIVED
2005 NOV -9 P 4:28
OFFICE OF INTERNATIONAL CORPORATE FINANCE

07.11.2005

Rule 12g3-2(b) Submission
File No. 82-4369
PUMA AG Rudolf Dassler Sport

SUPPL

Dear Sirs,

Please find attached the financial results for the 3rd Quarter and First Nine Months of 2005 in English language.

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Best regards

PUMA AG Rudolf Dassler Sport

Beate Gabriel
(Finance)

PROCESSED
NOV 09 2005
THOMSON FINANCIAL

Encls.

G:\CONTROL\GABRIEL\WINWORD\BO\BRIEFE\SEC.doc

puma.com

PUMA AG RUDOLF DASSLER SPORT
WÜRZBURGER STRASSE 13
D-91074 HERZOGENAURACH
TEL. +49 9132 81 0
FAX +49 9132 81 22 46

For immediate release

MEDIA CONTACT:

Ulf Santjer, Tel. +49 9132 81 2489

INVESTOR CONTACT:

Dieter Bock, Tel. +49 9132 81 2261

Herzogenaurach, Germany, November 4, 2005 – PUMA AG announces its consolidated financial results for the 3rd Quarter and First Nine Months of 2005

Highlights Q3:

- Another record quarter in sales and earnings
- Branded sales rise more than 18% and consolidated sales more than 16%
- Gross profit margin above 52%
- Strong EBIT margin remains above 24%
- Net earnings increases by almost 12% and EPS reaches 5.70 € versus 5.14 €

Highlights First Nine Months:

- Global brand sales strongly up by over 16%
- Growth in consolidated sales accelerates to almost 14%
- Gross profit margin remains around 53%
- EBIT margin at 24%
- EPS jumps from 13.42 € to 15.02 €

Outlook 2005:

- Future orders up by more than 10% marking the 39th consecutive quarter of order increase
- Management now expects double-digit sales growth and confirms the 5th consecutive year of record earnings for 2005

Sales and Earnings Development

Global brand sales strongly up by more than 16% to almost €1.9 billion year-to-date

PUMA's branded sales, which include consolidated sales and licensee sales, reached €699 million during Q3, thus marking an 18.4% (currency adjusted 17.7%) increase over last year's quarter.

For the first nine months, branded sales grew 16.4% (currency adjusted 16.9%) to €1,867 million. Footwear sales rose by 16.9% (17.4%) to €1,078 million and Apparel by 12.8% (13.3%) to €627 million. Accessories reported the strongest growth at 28.8% (29.3%) and reached €163 million in nine months.

Consolidated sales accelerate

In Q3, consolidated sales grew 16.4% (currency adjusted 16.2%), better than expected, reaching €536 million. Footwear was up 16.6% (16.5%) to €350 million, Apparel 15% (14.5%) to €149 million and Accessories a strong 19.9% (19.6%) to €37 million.

Year-to-date, sales growth accelerated to 13.6% (currency adjusted 14.4%) reaching €1,428 million. Within the segments, Footwear grew by 14.1% (14.9%) to €954 million, Apparel increased 9.9% (10.1%) to €373 million and Accessories jumped a strong 24% (24.8%) to €102 million. Each region contributed with solid growth.

Strong performance in licensed business continues

PUMA's licensed business reported a strong development and continues its exceptional performance. Licensee sales increased by 25.6% to €162 million in Q3 and by 26.3% to €439 million after nine months. In particular, the Asian region contributed to the favorable growth.

Based on licensed sales, royalty and commission income was up 23.3% to €14 million in Q3 and 21.4% to €40 million year-to-date.

Gross profit margin remains around 53%

For the period July until September, the gross profit margin stood at 52.1% compared to 52.8% last year. The decline was due to the regional and product mix. The accumulated gross profit margin for the first nine months remained on a high level, reaching 52.9% compared to 51.9% in the last year's period. The Footwear margin was almost flat with 53.1%, Apparel improved 330 basis points to 52.6% and Accessories increased 280 basis points to 51.5%.

SG&A expenses in line with expectation

Total SG&A expenses increased as a percentage of sales from 28.1% to 29.4% during Q3 and from 28.7% to 30.5% for the first nine months. The increased cost ratio was in line with expectations. In absolute amounts, the company spent €158 million versus €129 million, or €435 million versus €361 million respectively.

Year-to-date, Marketing/Retail expenditure accounted for €198 million, or 13.9%, of sales compared to €157 million, or 12.5%, last year. Product development and design costs rose by 10% to €30 million and remained at 2.1% of sales. Other selling, general and administrative expenses increased by 17.6% to €208 million or, as a percentage of sales, from 14.1% to 14.6%.

Depreciation increased by 21.8% to €6.4 million and by 25.1% to €17.2 million respectively. This increase was mainly driven by the extension of PUMA's own retail business.

EBIT margin remains at 24%
In the third quarter EBIT increased by 7.9% to €129 million and by 10.3% to €343 million after nine months. This resulted in an EBIT margin of 24% in both reporting periods.

Taking into account an interest result of €2 million, or €5 million respectively, pre-tax profit in Q3 grew by 8.2% to €131 million and by 10.7% to €348 million end of September. The tax rate declined from 31.4% to 29% or from 31.1% to 29.2%. As a result, net earnings jumped by a strong 11.5% to €92 million and by 12.5% to €242 million respectively. Net margin was calculated at 17.1% (last year 17.9%) for Q3 and at 16.9% (17.1%) for the first nine months.

Earnings per share
Earnings per share reached €5.70, an increase of 10.9% versus last year's quarter. Year-to-date earnings per share jumped by 12% to €15.02. Diluted EPS translates to €5.68 and €14.92 respectively.

Net Assets and Financial Position

Equity ratio up
Totals assets grew by 34.6% to €1,296 million and the equity ratio improved with a share of 63.7% compared to 57.2% at the end of September last year. This development underscores the strong financial position of the PUMA Group.

Net cash position above €400 million
Total cash increased from €321 million to €437 million, whereas bank debts only grew from €10 million to €34 million. As a consequence the net cash position improved significantly from €311 million to €403 million year-over-year, despite further investments for the share buy-back program.

Working capital
Inventories increased by 16.6% to €213 million and trade receivables were up by 36.8% to €391 million. The regional expansion led to the overproportional growth in current assets. Excluding the expansion, inventories were up by 6% and trade receivables by 12%. Due to only a slight increase in current liabilities, total working capital at the end of September increased from €197 million to €300 million.

Capex and Cashflow
Capex increased from €27 million to €51 million, in line with expectation. Tax payments were up from €58 million to €94 million. Due to these effects, as well as the higher working capital and earlier reported inventory shift from December to January, cash flow after investing activities was €85 million compared to €196 million.

Share buy back

PUMA continued its share buy back program in Q3 and added 115,000 shares to the treasury stock. In total, the company finalized the first step of its share buy back program and held 800,000 own shares or 4.7% of share capital as of September 30, 2005.

PUMA®

Regional Development

The **EMEA-region** reported sales of €346 million in Q3, a growth of 5% (currency-adjusted 4.8%) and therefore clearly exceeding expectations. In particular Apparel and Accessories contributed to the favorable growth. Total sales after nine months increased by a solid 5.5% (5.3%) to €944 million. The region accounts now for 66.1% of consolidated sales versus 71.2% last year. The gross profit margin improved by 120 basis points year-over-year and reached 54.9%. The order book at the end of September amounts to €510 million compared with €532 million last year.

Sales in the **Americas** reached €137 million in the third quarter or a growth of exceptional 63.6% (currency-adjusted 63.2%). In particular Footwear contributed strongly to the overall performance. Sales in the region jumped by 48.8% (52.5%) to €340 million for the first nine months. After nine months, the region represents 23.8% of consolidated sales compared with 18.2%. The gross profit margin increased by 90 basis points to 47.7% through the end of September. Future orders stand at €225 million, an extraordinary growth of 72.5% or 69.3% currency adjusted. Like-for-like, the **US** market contributed with a top-line growth of 62.7% in Q3 and 45.5% after nine months to the strong performance of the total region. Orders accelerated since the beginning of the current year and are up by 78.1%, totalling $245 million at the end of September.

In the **Asia/Pacific** region sales improved by solid 11.6% (currency adjusted 13.2%) to €54 million in Q3 and by 8.1% (11%) to €145 million year to date. Overall, the region contributed 10.1% to consolidated sales. The gross profit margin improved 320 basis points to 51.8%. Future orders reported €98 million, like-for-like an increase of 6% versus last year.
Beside the consolidated business, licensed sales for this region were significantly up by 24.9% to €89 million in Q3 and by 24.2% to €249 million during the nine months period.

Outlook 2005

Consolidated orders at the end of the quarter increased by 10.1% (currency-adjusted 9.5%) to €833 million. This represents the 39th consecutive quarter of order increase. The order volume is comprised mainly of deliveries scheduled for the next two quarters. In terms of product segments, Footwear increased by 9.7% (currency-adjusted 9%) to €592 million, Apparel 11.2% (10.4%) to €193 million and Accessories by 11.3% (11.6%) to €47 million.

Taking into account the strong sales performance for the first nine months, management raises its sales guidance and now expects a double-digit increase for the full year 2005. Gross profit margin should reach the high end of the given range between 51% and 52%, or slightly above. Due to the stronger own retail business as well as start up costs for Phase IV, total SG&A are now expected between 31% and 32%. Management confirms EBIT margin well above 20% and raises net earnings guidance from mid to high single digit to now high single digit growth. All in all, after 11 years of top line growth 2005 will once again set new records from top to bottom and become the 5th consecutive year with records results.

Jochen Zeitz, CEO: "We are pleased with another record quarter in both the top and bottom lines and feel confident to increase the full year guidance. The continued development of our business combined with the announced plans for Phase IV put us on target for a successful start to 2006."

This document contains forward-looking information about the Company's financial status and strategic initiatives. Such information is subject to a certain level of risk and uncertainty that could cause the Company's actual results to differ significantly from the information discussed in this document. The forward-looking information is based on the current expectations and prognosis of the management team. Therefore, this document is further subject to the risk that such expectations or prognosis, or the premise of such underlying expectations or prognosis, become erroneous. Circumstances that could alter the Company's actual results and procure such results to differ significantly from those contained in forward-looking statements made by or on behalf of the Company include, but are not limited to those discussed be above.

###

PUMA® is the global athletic brand that successfully fuses influences from sport, lifestyle and fashion. PUMA's unique industry perspective delivers the unexpected in sportlifestyle footwear, apparel and accessories, through technical innovation and revolutionary design. Established in Herzogenaurach, Germany in 1948, PUMA distributes products in over 80 countries.
For further information please visit www.puma.com

Income Statements

	Q3/2005 € million	Q3/2004 € million *	Devi-ation	1-9/2005 € million	1-9/2004 € million *	Devi-ation
Net sales	**536,4**	**460,9**	16,4%	**1.428,4**	**1.257,0**	13,6%
Cost of sales	-256,9	-217,8	17,9%	-673,4	-604,9	11,3%
Gross profit	**279,5**	**243,2**	15,0%	**755,0**	**652,1**	15,8%
- in % of net sales	52,1%	52,8%		52,9%	51,9%	
Royalty and commission income	13,9	11,2	23,3%	40,2	33,1	21,4%
	293,4	254,4	15,3%	795,2	685,2	16,1%
Selling, general and administrative expenses	-157,7	-129,4	21,9%	-435,3	-360,9	20,6%
EBITDA	**135,7**	**125,0**	8,5%	**359,9**	**324,3**	11,0%
Depreciation and amortisation	-6,4	-5,2	21,8%	-17,2	-13,8	25,1%
EBIT	**129,3**	**119,8**	7,9%	**342,7**	**310,6**	10,3%
- in % of net sales	24,1%	26,0%		24,0%	24,7%	
Interest result	2,1	1,7	28,6%	5,0	3,4	44,2%
EBT	**131,5**	**121,5**	8,2%	**347,6**	**314,0**	10,7%
- in % of net sales	24,5%	26,4%		24,3%	25,0%	
Income taxes	-38,2	-38,2	0,0%	-101,5	-97,7	3,8%
- Tax ratio	29,0%	31,4%		29,2%	31,1%	
Minorities	-1,4	-0,9	48,3%	-4,5	-1,5	200,5%
Net earnings after minorities	**91,9**	**82,4**	11,5%	**241,7**	**214,8**	12,5%
Net earnings per share (€)	**5,70**	**5,14**	10,9%	**15,02**	**13,42**	12,0%
Net earnings per share (€) - diluted	**5,68**	**5,05**	12,5%	**14,92**	**13,11**	13,8%
Weighted average shares outstanding				16,086	16,010	0,5%
Weighted average shares outstanding - diluted				16,196	16,383	-1,1%

** Restated according to IFRS 2*

Balance Sheet

	Sept. 30, '05 € million	Sept. 30, '04 € million *	Devi-ation	Dec. 31, '04 € million *
ASSETS				
Cash	436,8	320,8	36,1%	369,3
Inventories	212,9	182,6	16,6%	201,1
Receivables and other current assets	452,4	313,1	44,5%	189,9
Total current assets	**1.102,1**	**816,6**	35,0%	**760,3**
Deferred income taxes	**35,0**	**35,7**	-2,0%	**51,6**
Property and equipment, net	**108,8**	**79,1**	37,6%	**84,7**
Goodwill and other long-term assets	**50,3**	**31,8**	58,1%	**33,0**
	1.296,2	**963,2**	34,6%	**929,6**
LIABILITIES AND SHAREHOLDERS' EQUITY				
Short-term bank borrowings	33,9	10,3	227,3%	12,9
Accounts payable	169,0	155,0	9,1%	136,9
Other current liabilities	98,5	82,7	19,2%	124,0
Total liabilities	**301,4**	**248,0**	21,6%	**273,9**
Pension accruals	**21,8**	**18,8**	16,1%	**21,2**
Tax accruals	**52,9**	**65,9**	-19,7%	**33,7**
Other accruals	**85,0**	**76,4**	11,2%	**53,8**
Long-term liabilities interest bearing	**0,0**	**0,0**	-	**0,0**
Deferred income taxes	**9,6**	**3,2**	201,4%	**9,6**
Total shareholders' equity	**825,5**	**550,9**	49,9%	**537,5**
	1.296,2	**963,2**	34,6%	**929,6**

** Restated according to IFRS 2*

Rounding differences may be observed in the percentage and numerical values expressed in millions of Euro since the underlying calculations are always based on thousands of Euro.

PUMA®

Cashflow Statement

	1-9/2005 € million	1-9/2004 € million*	Deviation
Earnings before taxes on income	**347,6**	**314,0**	**10,7%**
Depreciation	17,2	13,8	25,1%
Non cash effected expenses and income	-8,2	1,3	-756,2%
Cashflow - gross	**356,6**	**329,0**	**8,4%**
Change in net assets	-132,6	-54,3	144,3%
Taxes, interests and other payments	-94,3	-58,1	62,3%
Cashflow from operating activities	**129,7**	**216,7**	**-40,1%**
Payments for acquisitions	-7,4	0,0	
Purchase of property and equipment	-43,8	-27,2	60,9%
Interest received and others	6,0	6,6	-8,6%
Cashflow from investing activities	**-45,2**	**-20,6**	**118,8%**
Free Cashflow	**84,6**	**196,0**	**-56,9%**
Capital increase	15,4	21,5	-28,5%
Dividend payments	-16,0	-11,2	43,3%
Purchase of own shares	-39,7	-71,3	-44,3%
Other changes	12,6	-4,9	-356,2%
Cashflow from financing activities	**-27,8**	**-65,9**	**-57,8%**
Effect on exchange rates on cash	10,7	0,1	7381,1%
Change in cash and cash equivalents	**67,5**	**130,3**	48,2%
Cash and cash equivalents at beginning of financial year	369,3	190,6	93,8%
Cash and cash equivalents end of the period	**436,8**	**320,8**	**36,1%**

** Restated according to IFRS 2*

Segment Data

	Sales		Gross profit		Sales		Gross profit	
	Q3/2005	Q3/2004	Q3/2005	Q3/2004	1-9/2005	1-9/2004	1-9/2005	1-9/2004
	by head office location of customer				by head office location of customer			
Breakdown by regions	€ million	€ million	%	%	€ million	€ million	%	%
EMEA	345,5	329,0	54,1%	54,6%	943,8	894,7	54,9%	53,7%
America	137,2	83,9	46,9%	47,2%	339,9	228,4	47,7%	46,8%
- thereof USA in US$	131,1	80,5			337,4	321,9		
Asia/Pacific Rim	53,6	48,0	52,5%	50,2%	144,7	133,9	51,8%	48,6%
	536,4	460,9	52,1%	52,8%	1.428,4	1.257,0	52,9%	51,9%

	Sales		Gross profit		Sales		Gross profit	
	1-9/2005	1-9/2004	1-9/2005	1-9/2004	1-9/2005	1-9/2004	1-9/2005	1-9/2004
Breakdown by product segments	€ million	€ million	%	%	€ million	€ million	%	%
Footwear	350,5	300,6	52,2%	54,0%	953,8	835,6	53,1%	53,2%
Apparel	149,1	129,6	51,5%	52,2%	373,0	339,4	52,6%	49,3%
Accessories	36,8	30,7	53,6%	51,6%	101,7	82,0	51,5%	48,7%
	536,4	460,9	52,1%	52,8%	1.428,4	1.257,0	52,9%	51,9%

Rounding differences may be observed in the percentage and numerical values expressed in millions of Euro since the underlying calculations are always based on thousands of Euro.